NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
August 4, 2006

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Second-Quarter 2006 Earnings;

Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported second quarter 2006 consolidated earnings of $51.2 million, or 27 cents per share, compared to $66.4 million, or 35 cents per share, in the second quarter of 2005. There were no special items for the second quarter of 2006 or the second quarter of 2005. The weighted average shares outstanding for the second quarter of 2006 were 190.4 million compared to 188.8 million for the second quarter of 2005.

The earnings decrease for the second quarter of 2006 as compared to the 2005 quarter was due primarily to lower generating output at Conectiv Energy reflecting milder weather and higher fuel oil prices, lower kWh sales at Power Delivery driven by milder weather, an average customer rate variance at Power Delivery driven by lower residential sales and higher commercial sales, and higher operation and maintenance expenses at Conectiv Energy and Power Delivery. The impact of these decreases was partially offset by the effect of an unfavorable unbilled revenue adjustment in the second quarter of 2005, higher Full Requirements Load Service earnings at Conectiv Energy as a result of new, higher margin contracts, and higher earnings from Conectiv Energy's other power, oil and gas marketing services.

"The second quarter was eventful on several fronts. We finalized a settlement with Mirant, which is subject to court approval, announced a major transmission project, and implemented rate increase phase-in programs that represent a balanced approach to the issue of rising standard offer service costs," said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "On the earnings front, we were negatively impacted by mild weather resulting in lower electric sales at Power Delivery and less generation output for Conectiv Energy's units. Higher fuel oil prices also impacted the run time for Conectiv Energy's units, providing less opportunity to capture margins during peak periods." He added, "It's important to balance this near term impact with the continued strength of our service territory, the improving PJM wholesale market, and our ability to capture commercial and industrial load in our retail business. We are focused on the execution of our strategic plan, and I remain confident in our ability to deliver increasing value to our customers and our shareholders."

For the six months ended June 30, 2006, consolidated earnings were $108.0 million, or 56 cents per share, compared to $121.1 million, or 64 cents per share, for the same period in the prior year. Excluding special items, earnings for the six months ended June 30, 2006, would have been $104.2 million, or 54 cents per share, compared to $116.0 million, or 61 cents per share, for the first six months of 2005. The weighted average shares outstanding for the six months ended June 30, 2006 were 190.2 million compared to 188.6 million for the same period in the prior year.

The decrease in earnings, excluding special items, for the six months ended June 30, 2006, compared to the same period in the prior year was driven primarily by lower kWh sales at Power Delivery due to milder weather and higher operation and maintenance expenses at Power Delivery and Conectiv Energy. The impact of these decreases was partially offset by an unfavorable unbilled revenue adjustment in the second quarter of 2005 and higher earnings at Pepco Energy Services driven by its retail commodity and energy services businesses.

Second-Quarter Highlights

Mirant

- On May 30, 2006, Pepco and Mirant entered into a settlement agreement which, subject to court approval, resolves all pending litigation. Under the settlement, Pepco will allow Mirant to reject the back-to-back agreement relating to Pepco's power purchase agreement with Panda-Brandywine in exchange for a payment of $450 million. Pepco will also receive $70 million from Mirant for other disputes, pre-petition claims and as reimbursement for legal fees, bringing the total payment to $520 million. On July 5, 2006, the Bankruptcy Court held a hearing on the settlement agreement. The Bankruptcy Court has not yet issued an order.

- While the approval of the settlement agreement discussed above is pending, litigation continues. On July 19, 2006, the Court of Appeals for the Fifth Circuit issued an opinion affirming the District Court's orders which had been appealed by Mirant. The District Court's orders had denied Mirant's attempt to reject the back-to-back agreement and had directed Mirant to resume making payments to Pepco.

Operations

- Power Delivery electric sales were 11,670 gigawatt hours (Gwhs) in the second quarter of 2006 compared to 11,602 Gwhs for the same period last year. The 2005 period included a reduction of 197 Gwhs resulting from the revision of the estimated unbilled revenue balance. Heating degree days decreased by 31% for the three months ended June 30, 2006, as compared to the same period in 2005. Cooling degree days increased by 3% for the three months ended June 30, 2006, compared to the same period in 2005.

- Conectiv Energy's total generating output was 827 Gwhs in the second quarter of 2006 compared to 971 Gwhs in the second quarter of 2005. The decrease resulted primarily from milder weather and reduced dispatch of units due to higher fuel oil prices.

- Conectiv Energy's gross margin (defined as revenue less cost of goods sold) on merchant generation was $37.9 million in the second quarter of 2006, compared to $55.7 million in the second quarter of 2005. The decrease resulted primarily from the lower generation output.

- Conectiv Energy's gross margin on Full Requirements Load Service was $14.3 million in the second quarter of 2006, compared to $8.9 million in the second quarter of 2005. The increase was driven primarily by new, higher margin contracts, which more than offset lower sales.

- Pepco Energy Services entered into contracts in the second quarter of 2006 for the future delivery of 10,900 Gwhs of electricity. This brings Pepco Energy Services' total electric contract backlog to almost 29,000 Gwhs, an increase of 40% from the end of the first quarter of 2006.

- Pepco Energy Services had commercial and industrial retail electricity sales of 2,957 Gwhs in the second quarter of 2006, compared to 3,274 Gwhs in the second quarter of 2005. This decrease primarily reflects the return of customers to Standard Offer Service supply in late 2005 in light of the rising energy price environment.

Regulatory Matters

- On July 19, 2006, the New Jersey Board of Public Utilities approved the sale of Atlantic City Electric's interests in the Keystone and Conemaugh generating stations to Duquesne Light Holdings Inc. for $173.1 million. This approval was the last regulatory approval required to complete the transaction, which ACE expects to close in early September. Approximately $80 million of the net gain from the sale will be used to offset the remaining deferred balance, which ACE has been recovering in rates, and the approximately $54.2 million balance of the net gain will be returned to ratepayers over a 33-month period as a credit on their bills.

- On June 19, 2006, the Virginia State Corporation Commission approved a rate increase of $11.5 million for Delmarva Power. Delmarva Power had requested a rate increase of $20 million to recover its higher cost of energy resulting from the competitive bid procedure for default supply. The Commission's authorized increase was based on a fuel index procedure that was put into place when Delmarva Power sold its generating plants. The estimated after-tax earnings and cash flow impacts are anticipated reductions of approximately $3.6 million in 2006 ($1.0 million of this impact occurred in the second quarter) and $2.0 million in 2007.

- On April 25, 2006, the Delaware Public Service Commission issued an order in Delmarva Power's base rate case. The order decreases distribution rates by $11.1 million annually and authorizes a 10% return on equity. The order also assigns $4.9 million of annual costs from distribution rates to the supply component of SOS rates, modifies plant depreciation rates and adopts certain tariff modifications. The after-tax annual earnings and cash flow impacts are reductions of approximately $1.6 million and $3.5 million, respectively.

- On April 21, 2006, the Maryland Public Service Commission approved the settlement that provides for a three-step phase-in of the new Standard Offer Service rates that took effect on June 1, 2006. Approximately 2% of Pepco's eligible Maryland customers and 1% of Delmarva Power's eligible Maryland customers have elected to participate in the deferral program. Based on these results, the estimated deferral balance would build up to approximately $1.6 million for Pepco and Delmarva Power combined.

- On April 6, 2006, the Governor of Delaware signed into law legislation that provides for a three-step phase-in of the new Standard Offer Service rates that took effect on May 1, 2006. As of Aug. 2, 2006, 53% of Delaware customers have "opted-out" of the deferral program. At the current participation rate, the estimated deferral balance would build up to approximately $51.4 million and the after-tax interest expense to fund the deferral over the 37-month rate deferral and recovery period would be approximately $3.0 million.

Financing Activities

- On April 13, 2006, Pepco issued $109.5 million of auction rate pollution control refunding revenue bonds through the Maryland Economic Development Corporation due 2022. The initial auction rate was 3.30%. Proceeds were used to refund $109.5 million of fixed rate (5.375% - 6.375%) tax exempt securities on May 15, 2006.

Further details regarding changes in consolidated earnings between 2006 and 2005 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended June 30, 2006, as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Special Items

GAAP earnings for the six months ended June 30, 2006, include the following special items, which management believes are not representative of the company's core business operations:

- After-tax earnings of $7.9 million, or 4 cents per share, related to a gain on Conectiv Energy's disposition of its interest in a co-generation facility and

- After-tax charges of $4.1 million, or 2 cents per share, related to an impairment loss on certain Pepco Energy Services' assets associated with its energy services business.

GAAP earnings for the six months ended June 30, 2005, include the following special item:

- After-tax earnings of $5.1 million, or 3 cents per share, related to the Atlantic City Electric base rate case proceedings settlement.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings – Millions of dollars	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	(Restated) 2005	2006	(Restated) 2005
Reported (GAAP) Net Earnings	$51.2	$66.4	$108.0	$121.1
Special Items:				
Gain on disposition of interest in a co-generation facility	-	-	(7.9)	-
Impairment loss on energy services assets	-	-	4.1	-
New Jersey base rate case settlement	-	-	-	(5.1)
Net Earnings, Excluding Special Items	$51.2	$66.4	$104.2	$116.0

Earnings per Share	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	(Restated) 2005	2006	(Restated) 2005
Reported (GAAP) Earnings per Share	$0.27	$0.35	$0.56	$0.64
Special Items:				
Gain on disposition of interest in a co-generation facility	-	-	(0.04)	-
Impairment loss on energy services assets	-	-	0.02	-
New Jersey base rate case settlement	-	-	-	(0.03)
Earnings per Share, Excluding Special Items	$0.27	$0.35	$0.54	$0.61

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss second quarter results on Monday, Aug. 7th at 10:00 a.m. E.D.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-700-5192 before 9:55 a.m. The pass code for the call is 99858628. International callers may access the call by dialing 1-617-213-8833, using the same pass code, 99858628. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 35096123. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 35096123. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2006 / 2005

| | 2nd Quarter | | | | | |
| | | Competitive Energy | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2005 Net Income/(Loss) (GAAP) (Restated) 1/	$ 0.27	$ 0.06	$ 0.05	$ 0.04	$ (0.07)	$ 0.35
Change from 2005 Net Income/(Loss)						
Regulated Operations						
• Revenue - Average rate variance due to a change in usage by customer class	(0.02)	-	-	-	-	(0.02)
- Weather (estimate)2/	(0.02)	-	-	-	-	(0.02)
- 2005 Unbilled Revenue Adjustment	0.04	-	-	-	-	0.04
- Standard Offer Service Margin	(0.01)	-	-	-	-	(0.01)
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	(0.01)	-	-	-	-	(0.01)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	(0.05)	-	-	-	(0.05)
- Full Requirements Load Service	-	0.02	-	-	-	0.02
- Other Power, Oil, and Gas Marketing	-	0.01	-	-	-	0.01
• Operating costs, net	-	(0.03)	-	-	-	(0.03)
Pepco Energy Services						
• Other, net	-	-	(0.01)	-	-	(0.01)
Other Non-Regulated						
• Financial investment portfolio	-	-	-	0.02	-	0.02
Corporate & Other						
• Tax audit true-ups, partially eliminated in consolidation	0.02	-	-	0.03	(0.06)	(0.01)
Capital Costs	-	-	-	0.01	-	0.01
2006 Net Income/(Loss) (GAAP) 3/	$ 0.25	$ 0.01	$ 0.04	$ 0.10	$ (0.13)	$ 0.27

1/ 2005 Average Shares Outstanding for the 2nd Quarter were 188,812,888.

2/ The effect of weather in 2006 compared with the 20 year average weather is estimated to have decreased earnings by $.02 per share.

3/ 2006 Average Shares Outstanding for the 2nd Quarter were 190,382,001.

SELECTED FINANCIAL INFORMATION (Continued)

Pepco Holdings, Inc.
Earnings Per Share Variance
2006 / 2005

| | Year to Date - June 30 | | | | | |
| | **Competitive Energy** | | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2005 Net Income/(Loss) (GAAP) (Restated) 1/	$ 0.54	$ 0.09	$ 0.06	$ 0.10	$ (0.15)	$ 0.64
2005 Special Items 2/						
• ACE - New Jersey Base Rate Case Settlement	(0.03)	-	-	-	-	(0.03)
2005 Net Income/(Loss) excluding Special Items (Restated)	0.51	0.09	0.06	0.10	(0.15)	0.61
Change from 2005 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Revenue — Weather (estimate)**3/**	(0.07)	-	-	-	-	(0.07)
— 2005 Unbilled Revenue Adjustment	0.04	-	-	-	-	0.04
— Standard Offer Service Margin	0.02	-	-	-	-	0.02
• Operation & Maintenance	(0.04)	-	-	-	-	(0.04)
• Other, net	(0.03)	-	-	-	-	(0.03)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	(0.01)	-	-	-	(0.01)
- Full Requirements Load Service	-	(0.03)	-	-	-	(0.03)
- Other Power, Oil, and Gas Marketing	-	0.04	-	-	-	0.04
• Operating costs, net	-	(0.03)	-	-	-	(0.03)
Pepco Energy Services						
• Retail commodity	-	-	0.03	-	-	0.03
• Energy services	-	-	0.02	-	-	0.02
• Other, net	-	-	(0.02)	-	-	(0.02)
Other Non-Regulated						
• 2005 gain on sale of energy investment	-	-	-	(0.02)	-	(0.02)
• Financial investment portfolio	-	-	-	0.03	-	0.03
Corporate & Other						
• Tax audit true-ups, partially eliminated in consolidation	0.02	-	-	0.03	(0.06)	(0.01)
• Other, net	-	-	-	-	(0.01)	(0.01)
Capital Costs	-	-	-	0.01	0.01	0.02
2006 Net Income/(Loss) excluding Special Items	0.45	0.06	0.09	0.15	(0.21)	0.54
2006 Special Items 2/						
• Gain on disposition of assets associated with Burney co-generation facility	-	0.04	-	-	-	0.04
• Impairment loss on certain energy services business assets	-	-	(0.02)	-	-	(0.02)
2006 Net Income/(Loss) (GAAP) 4/	$ 0.45	$ 0.10	$ 0.07	$ 0.15	$ (0.21)	$ 0.56

1/ 2005 Average Shares Outstanding at Year to Date were 188,593,947.

2/ Management believes the special items are not representative of the company's core business operations.

3/ The effect of weather in 2006 compared with the 20 year average weather is estimated to have decreased earnings by $.05 per share.

4/ 2006 Average Shares Outstanding at Year to Date were 190,161,338.

SEGMENT INFORMATION

Three Months Ended June 30, 2006
(Millions of dollars)

	Power Delivery	Conectiv Energy	Competitive Energy Segments	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
			Pepco Energy Services			
Operating Revenue	$1,179.4	$ 514.2 (b)	$347.5	$28.3	$(152.8)	$1,916.6
Operating Expense (c)	1,065.7 (b)	504.2	333.8	1.7	(152.0)	1,753.4
Operating Income	113.7	10.0	13.7	26.6	(.8)	163.2
Interest Income	2.5	9.0	.6	49.5	(57.4)	4.2
Interest Expense	45.3	15.8	.9	57.3	(34.1)	85.2
Other Income	6.8	(.3)	.4	1.3	.3	8.5
Preferred Stock Dividends	.2	-	-	.6	(.5)	.3
Income Taxes	29.5 (d)	1.3	5.6	.9 (d)	1.9 (d)	39.2
Net Income (Loss)	48.0	1.6	8.2	18.6	(25.2)	51.2
Total Assets	8,729.1	1,886.7	513.3	1,500.6	1,058.7	13,688.4
Construction Expenditures	120.6	2.6	1.2	-	3.7	128.1

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(152.8) million for Operating Revenue, $(151.5) million for Operating Expense, $(75.3) million for Interest Income, $(74.7) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $103.6 million for the three months ended June 30 2006.

(c) Includes depreciation and amortization of $103.0 million, consisting of $89.6 million for Power Delivery, $9.1 million for Conectiv Energy, $2.9 million for Pepco Energy Services, and $1.4 million for Corp. & Other.

(d) Includes the total favorable impact of $6.3 million related to tax matters that were resolved during the second quarter of 2006 ($2.5 million for Power Delivery and $5.4 million for Other Non-Regulated, partially offset by an unfavorable $1.6 million in Corp. & Other). Additionally, Corp. & Other includes the elimination (against the goodwill generated by the merger) of the tax benefits recorded by the Lines of Business in the amount of $9.1 million ($3.1 million related to Power Delivery and $6.0 million related to Other Non-Regulated).

SEGMENT INFORMATION (Continued)

	Three Months Ended June 30, 2005 (As Restated)					
	(Millions of dollars)					
	Competitive Energy Segments					
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$ 981.6	$ 584.2 (b)	$ 320.9	$ 21.2	$ (187.7)	$ 1,720.2
Operating Expense (c)	856.2 (b)	556.5	306.5	1.8	(185.2)	1,535.8
Operating Income	125.4	27.7	14.4	19.4	(2.5)	184.4
Interest Income	.8	7.6	.3	25.7	(33.0)	1.4
Interest Expense	44.2	14.4	.8	35.1	(9.2)	85.3
Other Income	7.4	(.5)	.5	(1.5)	3.2	9.1
Preferred Stock Dividends	.7	-	-	.6	(.6)	.7
Income Taxes	37.1	8.0	5.2	.8	(8.6)	42.5
Net Income (Loss)	51.6	12.4	9.2	7.1	(13.9)	66.4
Total Assets	8,784.4	1,939.3	503.3	1,321.5	1,173.6	13,722.1
Construction Expenditures	122.1	2.8	3.3	-	1.7	129.9

Note:

(a)   Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(188.5) million for Operating Revenue, $(187.0) million for Operating Expense, $(49.5) million for Interest Income, $(49.0) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b)   Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $128.9 million for the three months ended June 30, 2005.

(c)   Includes depreciation and amortization of $101.8 million, consisting of $85.1 million for Power Delivery, $11.5 million for Conectiv Energy, $3.2 million for Pepco Energy Services, and $2.0 million for Corp. & Other.

SEGMENT INFORMATION (Continued)

	Power Delivery	Conectiv Energy	Competitive Energy Segments Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$2,354.2	$1,065.5 (b)	$717.2	$49.2	$(317.6)	$3,868.5
Operating Expense (c)	2,136.6 (b)	1,032.3	694.2 (e)	3.3	(315.0)	3,551.4
Operating Income	217.6	33.2	23.0	45.9	(2.6)	317.1
Interest Income	4.8	17.6	1.0	84.3	(100.0)	7.7
Interest Expense	88.7	30.9	1.7	100.1	(54.6)	166.8
Other Income	9.3	11.7 (d)	.6	2.6	.9	25.1
Preferred Stock Dividends	1.5	-	-	1.2	(2.0)	.7
Income Taxes	55.9	12.9	9.2	3.3	(6.9)	74.4
Net Income (Loss)	85.6 (f)	18.7	13.7	28.2 (f)	(38.2) (f)	108.0
Total Assets	8,729.1	1,886.7	513.3	1,500.6	1,058.7	13,688.4
Construction Expenditures	233.5	5.0	3.9	-	5.9	248.3

Six Months Ended June 30, 2006 — (Millions of dollars)

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(319.1) million for Operating Revenue, $(316.4) million for Operating Expense, $(136.9) million for Interest Income, $(135.7) million for Interest Expense, and $(1.2) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $226.3 million for the six months ended June 30 2006.

(c) Includes depreciation and amortization of $206.1 million, consisting of $179.6 million for Power Delivery, $18.2 million for Conectiv Energy, $5.8 million for Pepco Energy Services, and $2.5 million for Corp. & Other.

(d) Includes $12.3 million gain ($7.9 million after tax) on the sale of its equity interest in a joint venture which owns a wood burning cogeneration facility in California..

(e) Includes $6.5 million impairment loss ($4.1 million after tax) on certain energy services business assets.

(f) Includes the total favorable impact of $6.3 million related to tax matters that were resolved during the second quarter of 2006 ($2.5 million for Power Delivery and $5.4 million for Other Non-Regulated, partially offset by an unfavorable $1.6 million in Corp. & Other). Additionally, Corp. & Other includes the elimination (against the goodwill generated by the merger) of the tax benefits recorded by the Lines of Business in the amount of $9.1 million ($3.1 million related to Power Delivery and $6.0 million related to Other Non-Regulated).

SEGMENT INFORMATION (Continued)

	Six Months Ended June 30, 2005 (As Restated) (Millions of dollars) Competitive Energy Segments					
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non- Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$ 2,080.0	$ 1,093.6 (b)	$ 673.8	$ 42.3	$ (370.7)	$ 3,519.0
Operating Expense (c)	1,846.1 (b)	1,051.5	655.0	2.8	(365.5)	3,189.9
Operating Income	233.9	42.1	18.8	39.5	(5.2)	329.1
Interest Income	1.8	14.7	.7	47.1	(61.2)	3.1
Interest Expense	86.4	28.3	1.7	65.7	(13.4)	168.7
Other Income	11.5	.2	1.0	5.0	5.3	23.0
Preferred Stock Dividends	1.3	-	-	1.2	(1.2)	1.3
Income Taxes	66.9	11.8	7.0	5.0	(17.6)	73.1
Extraordinary Item (net of income tax of $6.2 million)	9.0 (d)	-	-	-	-	9.0
Net Income (Loss)	101.6	16.9	11.8	19.7	(28.9)	121.1
Total Assets	8,784.4	1,939.3	503.3	1,321.5	1,173.6	13,722.1
Construction Expenditures	207.1	4.4	4.2	-	2.5	218.2

Note:

(a)   Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(373.1) million for Operating Revenue, $(370.2) million for Operating Expense, $(93.8) million for Interest Income, $(92.7) million for Interest Expense, and $(1.2) million for Preferred Stock Dividends.

(b)   Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $250.7 million for the six months ended June 30, 2005.

(c)   Includes depreciation and amortization of $207.5 million, consisting of $173.9 million for Power Delivery, $22.8 million for Conectiv Energy, $6.7 million for Pepco Energy Services, and $4.1 million for Corp. & Other.

(d)   Relates to ACE's electric distribution rate case settlement that was accounted for in the first quarter of 2005. This resulted in ACE's reversal of $9.0 million in after tax accruals related to certain deferred costs that are now deemed recoverable. This amount is classified as extraordinary since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	---	---	---	---
	2006	(Restated) 2005	2006	(Restated) 2005
	(In millions, except earnings per share)			
Operating Revenue				
Power Delivery	$ 1,179.4	$ 981.6	$ 2,354.2	$ 2,080.0
Competitive Energy	711.0	718.6	1,467.7	1,397.8
Other	26.2	20.0	46.6	41.2
Total Operating Revenue	1,916.6	1,720.2	3,868.5	3,519.0
Operating Expenses				
Fuel and purchased energy	1,220.0	1,007.6	2,447.8	2,095.9
Other services cost of sales	168.2	182.5	325.1	353.1
Other operation and maintenance	209.5	189.0	413.9	379.1
Depreciation and amortization	103.0	101.8	206.1	207.5
Other taxes	82.6	77.0	164.0	157.8
Deferred electric service costs	(29.6)	(18.2)	(10.2)	.8
Impairment loss	.2	-	6.5	-
Gain on sale of assets	(.5)	(3.9)	(1.8)	(4.3)
Total Operating Expenses	1,753.4	1,535.8	3,551.4	3,189.9
Operating Income	163.2	184.4	317.1	329.1
Other Income (Expenses)				
Interest and dividend income	4.2	1.4	7.7	3.1
Interest expense	(85.2)	(85.3)	(166.8)	(168.7)
(Loss) income from equity investments	(.2)	(1.9)	.5	(3.0)
Other income	11.6	13.7	32.5	29.4
Other expenses	(2.9)	(2.7)	(7.9)	(3.4)
Total Other Expenses	(72.5)	(74.8)	(134.0)	(142.6)
Preferred Stock Dividend Requirements of Subsidiaries	.3	.7	.7	1.3
Income Before Income Tax Expense and Extraordinary Item	90.4	108.9	182.4	185.2
Income Tax Expense	39.2	42.5	74.4	73.1
Income Before Extraordinary Item	51.2	66.4	108.0	112.1
Extraordinary Item (net of tax of $6.2 million)	-	-	-	9.0
Net Income	51.2	66.4	108.0	121.1
Retained Earnings at Beginning of Period	1,026.1	844.0	1,018.7	836.4
Dividends on Common Stock	(49.4)	(47.2)	(98.8)	(94.3)
Retained Earnings at End of Period	$ 1,027.9	$ 863.2	$ 1,027.9	$ 863.2
Basic and Diluted Share Information				
Weighted average shares outstanding	190.4	188.8	190.2	188.6
Earnings per share of common stock				
Before extraordinary item	$ .27	$ .35	$ .56	$ .59
Extraordinary item	-	-	-	.05
Total	$ .27	$ .35	$ .56	$ .64

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS	June 30, 2006	December 31, 2005
	(Millions of dollars)	
CURRENT ASSETS		
Cash and cash equivalents	$ 32.9	$ 121.5
Restricted cash	13.0	23.0
Accounts receivable, less allowance for uncollectible accounts of $39.1 million and $40.6 million, respectively	1,185.6	1,363.1
Fuel, materials and supplies-at average cost	349.5	340.1
Unrealized gains - derivative contracts	72.9	185.7
Prepaid expenses and other	124.6	118.3
Total Current Assets	1,778.5	2,151.7
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,415.0	1,431.3
Regulatory assets	1,174.6	1,202.0
Investment in finance leases held in trust	1,312.0	1,297.9
Prepaid pension expense	198.0	208.9
Other	379.1	414.0
Total Investments and Other Assets	4,478.7	4,554.1
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	11,644.4	11,384.2
Accumulated depreciation	(4,213.2)	(4,072.2)
Net Property, Plant and Equipment	7,431.2	7,312.0
TOTAL ASSETS	$ 13,688.4	$14,017.8

(More)

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2006	December 31, 2005
	(Millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 776.1	$ 156.4
Current maturities of long-term debt	252.2	469.5
Accounts payable and accrued liabilities	746.6	1,002.2
Capital lease obligations due within one year	5.4	5.3
Taxes accrued	4.9	322.9
Interest accrued	79.5	84.6
Other	389.6	358.4
Total Current Liabilities	2,254.3	2,399.3
DEFERRED CREDITS		
Regulatory liabilities	626.2	594.1
Income taxes	1,892.8	1,935.0
Investment tax credits	48.6	51.0
Other postretirement benefit obligations	292.4	284.2
Other	257.0	284.9
Total Deferred Credits	3,117.0	3,149.2
LONG-TERM LIABILITIES		
Long-term debt	4,142.8	4,202.9
Transition Bonds issued by ACE Funding	480.1	494.3
Long-term project funding	27.9	25.5
Capital lease obligations	113.9	116.6
Total Long-Term Liabilities	4,764.7	4,839.3
COMMITMENTS AND CONTINGENCIES		
PREFERRED STOCK OF SUBSIDIARIES		
Serial preferred stock	-	21.5
Redeemable serial preferred stock	24.4	24.4
Total Preferred Stock of Subsidiaries	24.4	45.9
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, 190,694,006 shares and 189,817,723 shares outstanding, respectively	1.9	1.9
Premium on stock and other capital contributions	2,603.9	2,586.3
Accumulated other comprehensive loss	(105.7)	(22.8)
Retained earnings	1,027.9	1,018.7
Total Shareholders' Equity	3,528.0	3,584.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,688.4	$ 14,017.8

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	(Restated) 2005	2006	(Restated) 2005
Regulated T&D Electric Sales				
Residential	3,434	3,618	7,922	8,413
Commercial	7,116	6,824	13,590	13,517
Industrial	1,063	1,103	2,044	2,123
Other	57	57	126	126
Total Regulated T&D Electric Sales	11,670	11,602	23,682	24,179
Default Electricity Supply Sales				
Residential	3,339	3,506	7,718	8,096
Commercial	4,293	3,110	8,448	7,075
Industrial	449	497	951	979
Other	39	44	76	96
Total Default Electricity Supply Sales	8,120	7,157	17,193	16,246

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	(Restated) 2005	2006	(Restated) 2005
Regulated T&D Electric Revenue				
Residential	$ 122.1	$ 134.0	$ 260.5	$ 280.1
Commercial	180.0	170.7	336.0	331.0
Industrial	7.8	8.8	16.2	18.2
Other (Includes PJM)	60.4	60.5	127.8	120.0
Total Regulated T&D Electric Revenue	$ 370.3	$ 374.0	$ 740.5	$ 749.3
Default Supply Revenue				
Residential	$ 277.9	$ 228.4	$ 553.4	$ 492.1
Commercial	362.9	208.6	642.6	425.3
Industrial	30.3	31.5	61.8	60.4
Other (Includes PJM)	74.4	78.8	167.7	166.1
Total Default Supply Revenue	$ 745.5	$ 547.3	$ 1,425.5	$ 1,143.9
Other Electric Revenue	$ 14.1	$ 12.8	$ 28.3	$ 28.3
Total Electric Operating Revenue	$ 1,129.9	$ 934.1	$ 2,194.3	$ 1,921.5

Power Delivery Gas Sales and Revenue (Millions of dollars)	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	(Restated) 2005	2006	(Restated) 2005
Regulated Gas Sales (Bcf)				
Residential	.8	1.0	4.2	5.4
Commercial	.5	.7	2.6	3.4
Industrial	.2	.2	.4	.5
Transportation and Other	1.4	1.2	3.1	3.1
Total Regulated Gas Sales	2.9	3.1	10.3	12.4
Regulated Gas Revenue				
Residential	$ 19.4	$ 21.2	$ 79.3	$ 77.3
Commercial	12.4	10.5	47.9	41.9
Industrial	2.6	2.4	5.8	5.6
Transportation and Other	1.3	1.1	2.6	2.4
Total Regulated Gas Revenue	$ 35.7	$ 35.2	$ 135.6	$ 127.2
Other Gas Revenue	$ 13.8	$ 12.3	$ 24.3	$ 31.3
Total Gas Operating Revenue	$ 49.5	$ 47.5	$ 159.9	$ 158.5
Total Power Delivery Operating Revenue	$ 1,179.4	$ 981.6	$ 2,354.2	$ 2,080.0

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
Heating Degree Days	326	472	2,378	2,889
20 Year Average	433	423	2,703	2,693
Percentage Difference from Average	-24.7%	11.6%	-12.0%	7.3%
Percentage Difference from Prior Year	-30.9%		-17.7%	
Cooling Degree Days	348	338	351	338
20 Year Average	362	363	365	366
Percentage Difference from Average	-3.9%	-6.9%	-3.8%	-7.7%
Percentage Difference from Prior Year	3.0%		3.8%	

CONECTIV ENERGY

	Three Months Ended				
	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Gigawatt Hour Supply (Gwh)					
Merchant Generation output sold into market	827	803	967	2,382	971
Full Requirements Load Service	1,885	3,440	3,369	4,275	3,308
Total Sales	2,712	4,243	4,336	6,657	4,279
Around-the-clock Market Prices **($/Mwh) PJM - East (1)**	$48.02	$58.28	$77.33	$83.24	$49.27
On Peak Market Prices **($/Mwh) PJM - East (1)**	$61.01	$63.42	$98.20	$108.62	$63.82
Gas Price - M3 (Market Area) **($/Mmbtu) (1)**	$7.04	$8.46	$12.95	$10.43	$7.44
Merchant Generation Margin per Mwh **(Revenue Less Cost of Goods Sold $/Mwh)**	$45.8	$86.7	$46.6	$42.0	$57.4
Merchant Generation Margin Key Drivers: **(Percentage of Total) (2)**					
West to East Hub Congestion	0%	2%	5%	26%	2%
Power & Fuel Hedges	17%	54%	-52%	-64%	8%
Ancillary Services & Hourly Flexibility Premium	14%	19%	22%	10%	27%
Fuel Switching	0%	2%	11%	7%	3%
PJM Capacity (ICAP)	7%	5%	9%	8%	9%
Energy Spark Spreads	62%	18%	105%	113%	51%

Note:
(1) Daily average.
(2) Estimate.

CONECTIV ENERGY - (continued)

Operating Summary	Three Months Ended June 30,				Six Months Ended June 30,			
(Millions of dollars)	2006		2005 Restated		2006		2005 Restated	
Gigawatt Hour Supply (Gwh)								
Merchant Generation output sold into market	827	(1)	971		1,631	(2)	2,246	
Full Requirements Load Service	1,885	(3)	3,308		5,325	(3)	6,589	
Total Sales	2,712		4,279		6,956		8,835	
Operating Revenue:								
Merchant Generation	$241.6		$230.2		$535.9		$477.9	
Full Requirements Load Service	76.3		92.3		149.6		146.7	
Other Power, Oil, and Gas Marketing	196.3		261.7		380.0		469.0	
Total	514.2		584.2		1,065.5		1,093.6	
Cost of Goods Sold:								
Merchant Generation	203.7		174.5		428.3		367.2	
Full Requirements Load Service	62.0		83.4		155.8		145.5	
Other Power, Oil, and Gas Marketing	194.8		261.3		370.3		469.0	
Total	460.5		519.2		954.4		981.7	
Gross Margin Detail:								
Merchant Generation	37.9	(1)	55.7		107.6	(2)	110.7	
Full Requirements Load Service	14.3	(4)	8.9		(6.2)	(4)	1.2	
Other Power, Oil, and Gas Marketing	1.5	(5)	0.4		9.7	(5)	-	
Total	53.7		65.0		111.1		111.9	
Operating and Maintenance Expenses	33.3	(6)	24.9		57.6	(6)	45.6	
Depreciation	9.1	(7)	11.5		18.2	(7)	22.8	
Taxes Other Than Income Taxes	0.9		0.9		1.7		1.4	
Loss on Disposal of Property	0.4		-		0.4		-	
Other Operating Expenses	43.7		37.3		77.9		69.8	
Operating Income	$10.0		$27.7		$33.2		$42.1	

Notes:

(1)   Lower Merchant Generation output during the second quarter of 2006 compared to the 2005 quarter was due to milder weather and reduced dispatch of the Mid-Merit units, especially oil units, due to higher fuel oil prices and continued high natural gas prices. The impact of milder weather and higher fuel costs resulted in both lower run time and lower operating margins from the Mid-Merit fleet. In addition, the milder weather did not allow the opportunity to capture any fuel switching benefits and there was almost no west to east hub congestion in the 2006 quarter.

(2)   Lower Merchant Generation output during the first half of 2006 compared to the 2005 period was due primarily to milder winter weather and reduced dispatch of the Mid-Merit units due to higher fuel oil prices. Lower Merchant Generation margins in 2006 resulted from lower run time and lower operating margins from the Mid-Merit fleet, partially offset by favorable hedge results due primarily to falling power prices during the first quarter of 2006.

(3)   Lower Full Requirements Load Service sales during the second quarter of 2006 compared to the 2005 quarter resulted from the termination of the Delaware POLR load contract in April 2006, which was partially offset with new Standard Offer Service (SOS) contracts. For the first half of 2006, Full Requirements Load Service sales were lower compared to the 2005 period due to the termination of the Delaware POLR load contract, partially offset by a net increase in SOS and municipal load contracts.

(4)   Higher Full Requirements Load Service margins in the second quarter resulted primarily from increased margins associated with new SOS contracts, partially offset by the expiration of the Delaware POLR load contract. For the first half of 2006, the lower Full Requirements Load Service margins primarily resulted from the expiration of favorable hedge contracts, partially offset by increased margins from new SOS contracts. Full Requirements Load Service is hedged by both contract purchases with third parties and by Conectiv Energy generation. Conectiv Energy generation is transfer priced at either an agreed upon fixed transfer price for defined quantities established at the time the SOS contract is entered into or at the PJM price for each hour, multiplied by the Mwhs required by the Full Requirements Load (after reducing the load by the contract purchases, including fixed priced purchases from Conectiv Generation). This transfer pricing mechanism subjects the Full Requirements Load Service to some energy price volatility but does provide a partial hedge for the Merchant Generation output.

(5)   Higher Other Power, Oil and Gas Marketing margins during the second quarter of 2006 compared to the 2005 quarter resulted primarily from achieving reasonable operating margins from marketing activities in 2006 compared to the 2005 results. Higher Other Power, Oil and Gas Marketing margins during the first half of 2006 compared to the 2005 period resulted primarily from the sale of lower cost supply from inventory which was purchased prior to the escalation of gas and oil prices.

(6)   Higher operating and maintenance expenses were experienced during the second quarter of 2006 compared to the 2005 quarter and during the first half of 2006 compared to the 2005 period primarily due to higher maintenance expenses at power plants, higher pension and benefits costs and a software rights dispute settlement.

(7)   Lower depreciation expense in the second quarter of 2006 and for the first half of 2006 compared to the 2005 periods is due to an adjustment to reflect the results of an asset life study which increased the estimated remaining life of the power plants.

PEPCO ENERGY SERVICES	Three Months Ended June 30,		Six Months Ended June 30,	
(Millions of dollars)	2006	2005	2006	2005
Operating Revenue	$347.5	$320.9	$717.2	$673.8
Cost of Goods Sold	315.2	287.5	647.6	613.1
Gross Margin	32.3	33.4	69.6	60.7
Gross Margin Detail:				
Electric and Natural Gas	18.4 [1]	22.9	39.1 [2]	36.5
Energy Services	13.9 [3]	10.5	30.5 [3]	24.2
Total	32.3	33.4	69.6	60.7
Operation and Maintenance Expenses	15.7	15.8	40.8	35.2
Depreciation	2.9	3.2	5.8	6.7
Operating Expenses	18.6	19.0	46.6	41.9
Operating Income	$13.7	$14.4	$23.0	$18.8

Notes:

(1)   Commodity gross margin decreased quarter-over-quarter primarily due to lower generation output due to higher fuel oil prices and milder weather and lower natural gas volumes sold due to milder weather, partially offset by more favorable electric supply costs in the retail commodity business.

(2)   Commodity gross margin for the year-to-date 2006 improved as compared to the 2005 period primarily due to more favorable electric supply costs and gains on the sale of excess energy supply in the retail commodity business, partially offset by lower generation output due to higher fuel oil prices and milder weather and lower natural gas volumes sold due to milder weather.

(3)   Energy Services gross margins improved for the quarter and year to date compared to the 2005 periods due to higher construction activity and higher sales from district heating and cooling.

##########